                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                  PC Mall, Inc.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   69323 K 100
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 2 of 10 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    JONATHAN L. KIMERLING
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,171,000**
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,171,000**
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,171,000**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of  1,028,000  Shares  owned by Four Leaf  Management,  LLC,  68,000
Shares owned by Mr. Kimerling in an investment retirement account, 25,000 Shares purchased by Mr.  Kimerling as  custodian  on behalf of Joel  Kimerling,  25,000
Shares purchased by Mr.  Kimerling as custodian on behalf of Victoria  Kimerling and 25,000 Shares  purchased by Mr. Kimerling as custodian on behalf of Isabella
Kimerling.

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 3 of 10 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    FOUR LEAF MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ALABAMA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,028,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,028,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,028,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 4 of 10 Pages
------------------------                                  ----------------------

         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

   Item 3 is hereby amended to add the following:

         The aggregate  purchase price of Shares  reported herein is $3,629,232.
The source of these funds is $2,879,849 of Mr.  Kimerling's  personal funds with respect to 1,023,000 Shares that were  contributed  from the Joint Account,  the
Ten Year  Trust,  the  Kimerling  Account  and the S&J Account to Four Leaf LLC,
$34,018 of Ten Year Trust's funds with respect to 5,000 Shares  purchased by Ten
Year  Trust and  subsequently  transferred  to Four Leaf  LLC,  $491,169  of Mr.
Kimerling's personal funds with respect to 68,000 Shares held in Mr. Kimerling's investment  retirement  account,  $74,667  of the  personal  funds  of  Isabella
Kimerling with respect to 25,000 Shares  purchased by Mr. Kimerling as custodian on behalf of  Isabella  Kimerling  and held in a UGMA  account,  $74,810  of the personal funds of Victoria  Kimerling with respect to 25,000 Shares purchased by
Mr.  Kimerling as custodian on behalf of Victoria  Kimerling  and held in a UGMA account and $74,719 of the  personal  funds of Joel  Kimerling  with  respect to
25,000  Shares  purchased  by Mr.  Kimerling  as  custodian  on  behalf  of Joel
Kimerling and held in a UGMA account.

   Item 4 is hereby amended to add the following:

         On September 6, 2006,  Four Leaf LLC delivered a letter to the Chairman of the Board of the Issuer  expressing its continued belief that the current and future  prospects of the Issuer as a  stand-alone  business are marginal and the merger,  acquisition  or outright sale  prospects of the Issuer with a carefully selected  partner are very attractive at this time. Four Leaf LLC also urged the
Issuer  to  immediately   hire  a  financial   advisor  to  evaluate   strategic
alternatives to maximize  shareholder value. In the letter,  Four Leaf LLC noted
its concerns  with the steep  discount at which the Issuer's  share price trades based on a P/S ratio and low market  capitalization  compared to the share price and market capitalization of its peers. Four Leaf LLC also expressed its concern
with  senior  level   management's   ability  to  improve   shareholder   value,
particularly  in view of the fact that the Issuer  lost over $3  million  during fiscal 2005 despite booking revenues of nearly $1 billion during this period. In order to improve the Issuer's  bottom  line,  Four Leaf LLC  suggested  that the
Board and senior level management immediately take the following actions:

   o     suspending CEO's salary until certain financial targets are met;

   o     suspending bonuses and stock options awarded to senior level management until certain financial targets are met;

   o     reducing the number of sales employees in training;

   o     reducing overall number of sales  employees,  keeping the top producers and eliminating the bottom 10%;

   o     evaluating and eliminating money-losing divisions,  such as OnSale.com;
         and

   o     developing new relationships with other online marketers that currently do not sell the same product selection as the Issuer.

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 5 of 10 Pages
------------------------                                  ----------------------

Four Leaf LLC reminded the members of the Board of Directors of their  fiduciary duty to act in the best interests of the  shareholders  and not to squander this opportunity to strategically  position the Issuer for future success.  A copy of the  letter  is  attached  as an  exhibit  hereto  and  incorporated  herein  by reference.

   Item 5 is hereby amended and restated to read as follows:

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon 12,212,288  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006,  as filed with the  Securities and Exchange Commission on August 8, 2006.

                  As of  the  close  of  business  on  September  6,  2006,  Mr.
Kimerling beneficially owned 1,171,000 Shares,  constituting  approximately 9.6%
of the Shares  outstanding.  Four Leaf LLC beneficially  owned 1,028,000 Shares, constituting approximately 8.4% of the Shares outstanding.

                  (b) By virtue  of his  relationship  with  Four Leaf LLC,  Mr.
Kimerling may be deemed to have sole voting and  dispositive  power with respect to the  1,028,000  Shares owned by Four Leaf LLC. Mr.  Kimerling has sole voting and dispositive power with respect to the 143,000 Shares  beneficially  owned by him through his investment retirement account and other custodian accounts.

                  (c) Schedule A annexed  hereto lists all  transactions  in the
Shares  during  the  past  sixty  days  by the  Reporting  Persons.  All of such transactions were effected in the open market, unless otherwise specified.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

                  (e) Not applicable.

   Item 7 is hereby amended to add the following exhibit:

                  2.       Letter from Four Leaf Management, LLC to the Chairman
                           of the  Board of  Directors  of PC Mall,  Inc.  dated
                           September 6, 2006.

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 6 of 10 Pages
------------------------                                  ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2006                   FOUR LEAF MANAGEMENT, LLC

                                            By: /s/ Jonathan L. Kimerling
                                                --------------------------------
                                                Jonathan L. Kimerling
                                                Manager

                                            /s/ Jonathan L. Kimerling
                                            ------------------------------------
                                            JONATHAN L. KIMERLING

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 7 of 10 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock            Price Per                   Date of
       Purchased                     Share($)                   Purchase
       ---------                     --------                   --------

                                  FOUR LEAF LLC
                                  -------------

         5,000*                        6.800                    07/10/06

-------------
*  Represents  Shares  purchased  by Ten  Year  Trust  in the  open  market  and subsequently transferred to Four Leaf LLC.

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 8 of 10 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                            Page
         -------                                                            ----

1.       Joint Filing  Agreement by and between Jonathan L. Kimerling         --
         and Four Leaf Management, LLC dated April 11, 2006.

2.       Letter from Four Leaf Management, LLC to the Chairman of the       9-10
         Board of Directors of PC Mall, Inc. dated September 6, 2006.

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 9 of 10 Pages
------------------------                                  ----------------------

                            FOUR LEAF MANAGEMENT, LLC
                               2968 CHEROKEE ROAD
                              BIRMINGHAM, AL 35223
                               Ph. (205) 807-5000

September 6, 2006

PC Mall, Inc.
Frank F. Khulusi
Chairman of the Board
2555 W. 190th Street, Suite 201
Torrance, California 90504

Dear Mr. Khulusi:

As you are aware,  Four Leaf  Management,  LLC has been closely  monitoring  the developments at PC Mall, Inc. ("PC Mall" or the "Company") over the past several months.  Based on the  overall  financial  performance  of the  Company and more specifically  its  below-average  net  profit  margins,  we  have  in  the  past recommended to members of the Board and management that the Company  immediately hire  a  financial  advisor  to  evaluate  strategic  alternatives  to  maximize shareholder  value. We believe the Company's  current and future  prospects as a stand-alone business are marginal at best and the Company's merger, acquisition, or outright sale prospects with a carefully selected partner are very attractive at this time.  Despite  our  efforts  to show you the  light,  the Board has not embraced our proposals and frankly have done nothing to indicate that maximizing shareholder value even appears on its list of priorities.

Meanwhile,  PC Mall's share price  continues to trade at steep  discounts to the share price of its competitors based on a P/S ratio. PC Mall also has one of the lowest market capitalizations among its peers. Based on the current share price,
PC Mall  trades at a P/S ratio of just 0.08 and has a market  capitalization  of
$80  million.  We believe the steep  discount  to share price and anemic  market capitalization  is an  unequivocal  reflection of the Board's desire to maintain the status quo at the expense of the shareholders.

We believe  that  current  senior  level  management  has also failed to improve shareholder  value.  Even though the Company  booked  nearly $1 billion in sales revenue during fiscal 2005, it still managed to lose over $3 million during this period.  It pains us to state the obvious,  but a public  company that generates over $1 billion in sales  should not end up losing  money!  In order to begin to counteract this unnecessary  waste of corporate assets, we believe the Board and senior level management  should take immediate  actions to improve the Company's bottom line including, but not limited to, the following:

   o     suspending CEO's salary until certain financial targets are met;

   o     suspending bonuses and stock options awarded to senior level management until certain financial targets are met;

------------------------                                  ----------------------
CUSIP No. 69323 K 100                 13D                    Page 10 of 10 Pages
------------------------                                  ----------------------

   o     reducing the number of sales employees in training;

   o     reducing overall number of sales  employees,  keeping the top producers and eliminating the bottom 10%;

   o     evaluating and eliminating money-losing divisions,  such as OnSale.com;
         and

   o     developing new relationships with other online marketers that currently do not sell the same product selection as PC Mall.

We  believe  it is  incumbent  upon the Board to  seriously  consider  our value
enhancing   proposals  before  it  is  too  late.  The  industry  is  prime  for consolidation and in our opinion PC Mall would be a diamond in the rough for any strategic  buyer or a platform  company for a private equity firm. We remind you and the other  members  of the Board of your  fiduciary  duty to act in the best
interests  of  the   shareholders  and  not  to  squander  this  opportunity  to strategically  position  the Company for future  success.  I am prepared to meet with you and the other  members of the Board in person to discuss  these matters and look forward to your prompt response.

FOUR LEAF MANAGEMENT, LLC

/s/ Jonathan Kimerling
Jonathan Kimerling
Manager